Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

April 1, 2016

The Board of Trustees
Prudential Investment Portfolios 12
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Short Duration Muni High Income Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through July 31, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares of the Fund to .60% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President